November 8, 2018

VIA EDGAR

Russel Mancuso

Branch Chief - Legal

Division of Corporation Finance

Office of Electronics and Machinery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Itamar Medical Ltd.

Amendments No. 1 and 2 to

Confidential Draft Registration Statement on Form 20-F

Submitted October 9, 2018 and October 19, 2018

CIK No. 0001613170

Dear Mr. Mancuso:

This letter responds to the letter dated October 26, 2018 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) resulting from the Staff’s review of Amendments No. 1 and 2 to the Draft Registration Statement on Form 20-F of Itamar Medical Ltd. (the “Company” or “we”) submitted to the Commission on October 9, 2018 and October 19, 2018, respectively (together, the “Draft Registration Statement”).

As a result of certain comments of the Staff contained in the Comment Letter as well as certain developments that have taken place since the filing of the Draft Registration Statement, we are confidentially submitting to the Commission via EDGAR concurrently herewith an amendment to the Draft Registration Statement (as amended, the “Registration Statement”). For the Staff’s convenience, we are also enclosing herein a courtesy copy of the Registration Statement to the Commission, which is marked to show changes from the Draft Registration Statement.

For your convenience, your original comments appear in bold text, followed by our responses. Page references in our responses are to the Registration Statement.

Draft Registration Statement on Form 20-F Amended October 9, 2018 and October 19, 2018

Risk Factors, page 3

1.	Please reconcile your response to prior comment 4 that you do not expect to benefit in the foreseeable future and your disclosure on page 126 that you expect to derive tax benefits. It remains unclear why you do not disclose the material conditions to be eligible for and maintain the benefits.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 126 to: (i) clarify it does not expect to benefit from such tax benefits in the foreseeable future; and (ii) disclose the material conditions to be eligible for and maintain such tax benefits.

Accuracy, page 47

2.	Please expand your response to prior comment 6 to address your statement that your product’s accuracy is “comparable to in-lab PSG” given your disclosure on page 50 regarding “moderate agreement” with those tests.

Response:

The Company respectfully advises the Staff that it believes, based upon, among other things, the clinical studies presented in the Registration Statement and the clinical practice guidelines for the diagnosis of obstructive sleep apnea (OSA), published by the American Academy of Sleep Medicine in March 2017 (which included the PAT-based technology used by the WatchPAT product for OSA diagnosis), that the WatchPAT offers diagnosis accuracy that, while not equivalent, presents a viable alternative to in-lab PSG for confirmation of clinically suspected sleep apnea. In response to the Staff’s comment, the Company has also revised the Registration Statement on page 47.

Clinical Results and Studies, page 49

3.	Please disclose the substance of the second paragraph of your response to prior comment 7.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 50.

4.	Please address that part of prior comment 8 seeking disclosure of the criteria you used to determine which studies to present in this section. Also, it is unclear why the last study in your response need not be addressed in your registration statement to balance your disclosure. Please revise as appropriate.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 49-50 to (i) disclose the criteria it used to determine which studies the Company presents in such section; and (ii) while the Company does not believe the Konishita Study meets such criteria, disclose such study.

5.	Please clarify, if true, that the data you present without an accompanying p-value is not statistically significant. Also clarify the purpose of presenting data that is not statistically significant.

Response:

The Company respectfully advises the Staff that, in light of the Staff's comment, it has revised the Registration Statement on pages 49-51 to add, where indicated, additional p-values it was able to locate from the studies presented in the section titled “Clinical Results and Studies”.

Where the Company has not indicated the p-value in the results of the studies described in that section, it is either because the relevant result is not a statistical parameter or the study itself did not publish the p-value for the specific result. The Company believes such findings, despite the lack of p-value, are still meaningful and useful to investors primarily because they were part of the findings highlighted or conclusions provided by the authors of the studies and are otherwise relevant to an understanding of the WatchPAT device and, with respect to the Health Provider System Study described in that section, the Company also believes those findings (including those that do not indicate a p-value) also illustrate how one health provider has evaluated the transition from PSG tests to HSATs and therefore meaningful and useful to investors. In light of the foregoing, the Company has also revised the Registration Statement on page 49.

6.	We note your response to prior comment 9 and that you removed from your document some of the previously disclosed results of the studies you mention; please tell us the significance of those deleted results. Also, clarify the data cited in the clause numbered (3) in the third paragraph on page 50; it is unclear why there are two sets of data in that clause given the disclosure in the paragraph.

Response:

The Company respectfully advises the Staff that, in light of the Staff's comment, the Company has reconsidered the deletion of the previously disclosed results and has revised the Registration Statement on page 50 to restore and further clarify such results. As described in the Registration Statement, the ability to detect the various sleep stages provides important information on the cyclical pattern of sleep stages, which differentiates between light sleep, deep sleep and REM (rapid eye movement) sleep. The data in these restored clauses, much like the other key results cited in the third paragraph on page 50 of the Registration Statement, adds information about the ability of the WatchPAT, as compared with PSG, to detect the various sleep stages, including REM.

The Company respectfully advises the Staff that the reason for two sets of data is the comparison of the applicable result or finding between WatchPAT and PSG. In light of the Staff’s comment, the Company has also revised the Registration Statement on page 50 to clarify the same.

Results of Operations, page 71

7.	Please reconcile your response to prior comment 13 with your reference to increased selling prices on page 75.

Response:

The Company has revised the disclosure on page 75 to remove the wording “(ii) an increase in the average selling prices of our products in 2016” as it was inadvertently included in that paragraph. The Company respectfully advises the Staff that the increase in average selling prices of the Company’s products in 2016 was insignificant (less than 1%) and, in any event, has not contributed, in any material respect, to the offset of the decrease in gross profit discussed in that paragraph.

8.	We note your response to prior comment 14. Please clarify the added disclosure regarding the ratio of revenue from the sale of disposables being used with each test out of total revenues. Does an increasing ratio mean that each test requires more disposables? What is causing the change?

Response:

The Company respectfully advises the Staff that each WatchPAT test always requires one disposable biosensor probe. Increased disposables revenues generally means that there were more WatchPAT tests being performed by the Company’s customers, not more disposables used with each test.

The change in the ratio between revenues from sale of disposables and sale of devices in the six month comparison periods ended June 30, 2018 and 2017 was insignificant, with the portion of revenues from the sale of disposables out of total revenues in the six months ended June 30, 2018 increasing to 54.7%, from 53.5% for the same period in 2017. However, in the comparison years ended (i) December 31, 2017 and 2016, the portion of revenues from the sale of disposables out of total revenues increased to 54.8%, from 49.5% for 2016, which was mainly attributed to an increase in the number of WatchPAT tests (and hence, use of disposables) conducted during such years, primarily in the U.S., and (ii) December 31, 2016 and 2015, the portion of revenues from the sale of disposables out of total revenues slightly increased to 49.5%, from 46.9% for 2015, which was mainly attributed to an increase in the number of WatchPAT tests (and hence, use of disposables) conducted during such period, primarily in the U.S.

In light of the foregoing, the Company has also revised its disclosure on pages 51, 73, 74 and 77 of the Registration Statement.

In response to the Staff’s inquiry on November 1, 2018, during the telephone call with the Company’s outside legal counsel, the Company supplementary advises the Staff that, in the long term, the Company expects that the portion of revenues from disposables out of the total revenue will continue to grow. This estimate is based on various assumptions, including (i) an effective utilization of the WatchPAT devices by the Company’s customers, such as by shorter turnaround of devices by customers, which will allow the use of WatchPAT devices for more sleep tests, and (ii) a growth in the Company’s market share of sleep apnea tests, primarily in the cardiology market on which the Company is focused as part of its growth strategy, and is otherwise subject to various uncertainties and risks, including those described under Item 3.D “Risk Factors” of the Registration Statement.

Compensation, page 91

9.	Please expand your response to prior comment 17 to tell us whether shareholders were informed of the specific milestones mentioned on page 94, including the targets that must be reached, when approving the bonus.

Response:

The Company respectfully advises the Staff that its shareholders were not informed of the specific milestones or targets that must be reached by the Company’s President and Chief Executive Officer. The disclosure on pages 94-95 of the Registration Statement includes all the substantive information provided by the Company about the criteria for the cash bonus described therein.

Compensation of Non-Employee Directors, page 95

10.	We note your response to prior comment 18 and your disclosure that the exercise price for each tranche is based on the average market price prior to the allotment date. Please clarify which dates prior to the allotment date are used to determine the average.

Response:

The Company respectfully advises the Staff that the exercise price for each tranche is based on the average market price for a period of 30 consecutive trading dates prior to each allotment date, i.e., a 30-days period prior to the initial date of grant and the first and second anniversary of the initial date of grant, i.e., a 30-days period prior to: (i) May 14, 2017, (ii) May 23, 2018, and (iii) to the date of next annual shareholders’ meeting (currently expected to be held in May 2019), if such directors will be reelected at such meeting. The Company has revised its disclosure on 96 of the Registration Statement to clarify the same.

Election of Directors, page 97

11.	We note your response to prior comment 19. Please tell us whether you have any independent directors as defined by the Companies Law. If so, please disclose the qualifications with respect to their appointment that you mention.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 99 to disclose (i) its “independent directors” (as defined by the Companies Law) and (ii) the qualifications with respect to their appointment.

Related-Party Transactions, page 113

12.	Please clarify how your response to prior comment 21 addresses the “repayment of shareholder loans” mentioned on page F-8. Your response appears to address 2018 transactions, while page F-8 appears to be addressing 2015 transactions.

Response:

The Company respectfully advises the Staff that, in its response to prior comment 21, it has inadvertently expanded the disclosure regarding the repayment of shareholders’ loans in 2018 rather than the repayment of shareholders’ loans in 2015. The Company addressed the repayment of shareholders’ loans in 2015 mentioned on page F-8 of its financial statements on pages 80 and 84 of the Registration Statement, stating that the Company used the proceeds from the 2015 rights offering for various general and corporate purposes, including repayment of $1.8 million of outstanding loans from some of its major shareholders. In light of the Staff’s comment, and since the repayment of the shareholders’ loans in 2015 qualifies as a related party transaction under Item 7.B of Form 20-F, the Company has further revised the disclosure on page 80 of the Registration Statement to include additional information about such transaction.

Fees and Expenses, page 142

13.	We note your response to prior comment 25. Please revise an appropriate section of your document to clarify why the registration or transfer fees depend on the bank or custodian through which the investor holds shares. Will the depositary change its fees depending on the bank or custodian?

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement on page 142 of the Registration Statement to clarify why the registration or transfer fees depend on the bank or custodian through which the investor holds shares. As explained therein, these are not the fees charged by the depositary but rather reimbursement of fees that may be charged by the local Israeli custodian which, to the Company’s knowledge, do not currently charge any such fees.

Item 19. Exhibits, page 150

14.	Please expand your response to prior comment 30 to tell us the authority on which you rely to omit the attachments missing from exhibit 2.4. See the last sentence of Rule 24b-2(a). In this regard, we also note the attachments mentioned in exhibit 4.11 which are not bank account numbers and the attachment missing from Exhibit A to exhibit 4.12. Also, given the numbering in exhibit 2.5, it appears that information might be missing from that exhibit.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to file the attachments missing from Exhibit 2.4 to the Registration Statement, Exhibit 4.11 to the Registration Statement (the “Credit Agreement”) and Exhibit A to Exhibit 4.12 to the Registration Statement, other than bank account numbers and other personally identifiable information.

The Company advises the Staff that the Credit Agreement also contains references to certain exhibits and schedules to the Credit Agreement, which were not attached to the Credit Agreement or ultimately delivered and thus did not accompany such agreement.

With respect to Exhibit 2.5 to the Registration Statement (the “Series 4 Warrant”), the Company advises the Staff that the numbering of such exhibit is correct - Exhibit 2.4 contains (i) the Warrant Allocation Certificate and (ii) since the Warrant Allocation Certificate provides that the terms of the warrants are as detailed in the Company’s Shelf Prospectus, dated February 13, 2013 (as amended on February 21, 2013), and in the Company’s Shelf Offering Report, dated December 2, 2015, the Company has also included a translation of the sections (including the identical numbering used) in such prospectus and report. The Company supplementary clarifies that Exhibit 2.5, as a whole, contains all the terms and conditions governing the Series 4 Warrants.

15.	Please tell us whether the Ministry made the decision regarding reimbursement mentioned in section 1.b of exhibit 4.8. Also tell us the significance of the sleep test criteria mentioned in that section to the market for your products.

Response:

Section 1.b of Exhibit 4.8 (the “Distribution Agreement”) provides that the initial term of the agreement shall “start on the Effective Date and end after three (3) years from the date of granting of AHI Above 20 Criteria sleep test using WatchPAT by the Ministry of Health Labour and Welfare of Japan (“MHLW”) or on December 31, 2018, whichever is earlier”.

The Company respectfully advises the Staff that the MHLW has not made the decision regarding reimbursement mentioned in Section 1.b of the Distribution Agreement, i.e., the MHLW has not granted reimbursement approval of therapy for patients diagnosed by HSATs (such as our WatchPAT) use by patients diagnosed with AHI (apnea hypopnea index) above 20. In accordance with the Distribution Agreement, this means that, as disclosed on page 124 of the Registration Statement, the Distribution Agreement is scheduled to expire on December 31, 2018.

As described in the Registration Statement, moderate obstructive sleep apnea (OSA) patients have an AHI of 15 to 30 events per hour, while severe OSA patients have an AHI of more than 30 events per hour. If the MHLW were to approve reimbursement of therapy for patients diagnosed by HSATs (such as our WatchPAT) with an AHI above 20, it would have the effect of expanding the reimbursement to patients suffering from moderate, and not only severe OSA.

The Company notes that, as disclosed in the Registration Statement, including on page 54 thereof, the WatchPAT product was cleared by local Japanese authorities, and medical institutions that use WatchPAT test for diagnosis of sleep apnea are entitled to a fixed reimbursement per test, but such authorities have limited such clearance to diagnose OSA for the purpose of prescribing therapy only to those patients who are categorized as severe (the MHLW set an AHI threshold of 40) and, to the Company’s knowledge, PSG tests remain the dominant means of sleep apnea diagnosis.

In light of the foregoing, the Company has also revised the disclosure on page 124 of the Registration Statement to further describe the termination provision of the Distribution Agreement.

Clarification of Response to Prior Comment 28

The Company respectfully advises the Staff that in its prior response letter, dated October 9, 2018, the Company stated, in the first bullet of its response to comment No. 28, that “while the Company estimates that replacement of its single source subcontractors may range between six and twelve months, the Company’s single source components inventory at any given time covers approximately 12 months estimated volume of products inventory”. The Company would like to clarify that the Company’s single source components inventory at any given time covers twelve months of estimated volume of products inventory for those components that the Company estimates such supplier replacement period will be twelve months, whereas for those components that the Company estimates such supplier replacement period will be six months or more, the Company’s single source components inventory covers six months or more for those components, depending on the estimated period (i.e., the inventory level is correlated with the replacement period).

Company’s Acknowledgements

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

**********

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please contact me at +972-4-617-7000 or via e-mail at BShy@itamar-medical.com or our outside legal counsel from Goldfarb Seligman & Co.: Ido G. Zemach, Adv., at +972-3-608-9989 or +972-52-400-0533 or via e-mail at ido.zemach@goldfarb.com or Yoni R. Henner, Adv., at +972-3-608-9740 or +972-52-400-0035 or via e-mail at yoni.henner@goldfarb.com, if you have any questions or require additional information.

Respectfully,

ITAMAR MEDICAL LTD

By:	/s/ Shy Basson
Shy Basson
Chief Financial Officer

cc:	Noa Farkas Gluck, Itamar Medical Ltd., General Counsel & Company Secretary

Ido G. Zemach and Yoni R. Henner (Goldfarb Seligman & Co.)